MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED MAY 31, 2020

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of August 21, 2020, should be read in conjunction with the Company's consolidated financial statements for the year ended May 31, 2020 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included in the following MD&A are in Canadian dollars except as otherwise indicated. These documents and other information relevant to the Company's activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return Royalties ("NSRs"), Gross Value Return Royalties ("GVRs"), Net Profit Interests ("NPIs"), Gross Proceeds Royalties ("GPRs"), Gross Overriding Return Royalties ("GORs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. While Metalla expects near-term cash flow on the Company's royalties to be lower than previously anticipated, management believes the Company's balance sheet is more than adequate to sustain its operations for at least the next twelve months. However, a deterioration in the current situation could have an adverse impact on the Company's business, results of operations, financial position and cash flows in the 2021 fiscal year.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

COMPANY HIGHLIGHTS

During the year ended May 31, 2020, and the subsequent period, the Company:

  increased the number of royalties and streams held to a total of 50 precious metal assets through the following notable transactions:
    acquired a 2.0% NSR royalty on future gold production from a portion of the La Fortuna deposit (the "Cantarito Claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile. The NuevaUnión project is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world;
    consolidated its ownership on St. Barbara Ltd.'s ("St. Barbara") Fifteen Mile Stream Gold Project ("FMS") through the acquisition of a 3.0% net smelter royalty on the Plenty deposit and Seloam Brook prospect for $2.0 million of which $0.5 million in cash was paid upfront;
    acquired 100% of the issued and outstanding shares of Idaho Resources Corporation ("IRC") for US$2.0 million in cash and 357,121 common shares.  IRC holds a 0.5% GOR on Nevada Gold Mine's ("NGM") Anglo/Zeke claim block in Nevada, which is located on trend to the southeast of the Cortez Operations and Goldrush project. NGM is a joint venture between Barrick Gold Corporation ("Barrick") (61.5%) and Newmont (38.5%). IRC also holds a 1.5% GOR covering NuLegacy Gold Corporation's ("NuLegacy") Red Hill project in Eureka County, Nevada, which is contiguous to the southeast of the Anglo/Zeke claims. IRC also holds reversionary rights to mineral claims encompassing all of the NGM's Cortez operations;
    acquired a net 1.0% NSR royalty on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of US$1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining Inc. ("Coeur"); and
    entered into an agreement with NuEnergy Gas Limited ("NuEnergy")  to acquire an existing 2.5% NSR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") operating Fosterville mine ("Fosterville") in Queensland, Australia, for a total consideration of AUD$2.0 million in cash and 467,730 common shares. The transaction is expected to close in October 2020.
  recognized revenue on 178,624 (2019 - 431,844) attributable silver ounces ("oz.") at an average realized price of US$17.24 (2019 - US$15.33) and average cash cost of US$6.58 (2019 - US$6.27) per oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$10.66 (2019 - US$9.06) per attributable silver oz. from the Endeavor silver stream, New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $3.6 million (2019 - $7.9 million), net loss of $5.8 million (2019 - $2.4 million), and adjusted EBITDA of negative $1.9 million (2019 - positive $2.1 million) (see non-IFRS Financial Measures);
  paid $1.6 million in dividends during the year ended May 31, 2020 (2019 - $1.8 million). No dividends have been paid or declared for the months of June to August due to the impact of COVID-19;
  completed the secondary listing of its common shares on the NYSE and concurrently completed a consolidation of its common shares on the basis of one new share for four old shares (1:4).  All shares and per share information has been restated on a retroactive basis to give effect to the share consolidation;
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)
  Coeur completed a secondary public offering of 3,910,000 common shares of the Company previously held by it, at a price of US$5.30 per common share for gross proceeds of US$20.7 million (the "Secondary Offering").  The net proceeds of the Secondary Offering were paid directly to Coeur.  On June 30, 2020, following the close of the Secondary Offering and the Wharf transaction, Coeur's ownership of the Company's common shares decreased from 14.9% to 2.5%; and
  in August 2019, drew down the initial advance of $7.0 million on its $12.0 million convertible loan facility with Beedie Capital ("Beedie") and repaid all other loans payable which had an aggregate principal balance of US$2.0 million; in August 2020, the Company amended the convertible loan facility with Beedie whereby Beedie will convert $6.0 million of the $7.0 million initial advance, the Company will drawdown the remaining $5.0 million from the original loan facility with the conversion repriced from $5.56 to $9.90 and Beedie would make an additional $20.0 million available to the Company to fund future acquisitions.  On August 6, 2020, Beedie converted $6.0 million at $5.56 per share for a total of 1,079,136 shares and the company drew down the remaining $5.0 million with a revised conversion price of $9.90 from the original loan facility.

PORTFOLIO OF ROYALTIES AND STREAMS

As at May 31, 2020, the Company owned 48 royalties, streams, and other interests (this number increased to 50 royalties, streams and other interests as at the date of this MD&A). Four of the royalties and streams generated revenue for the Company during the year ended May 31, 2020. Fifteen of the royalties are in the development stage, and the remainder are in the exploration stage. Please see selected updates on the Company's royalty and streaming assets in fiscal 2020:

Notes:

(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold

(2) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details

PRODUCING ASSETS

As at May 31, 2020, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Stage	Metal	Terms
Joaquin Mine	Pan American	Santa Cruz, Argentina	Production	Ag, Au	2.0% NSR
COSE Mine	Pan American	Santa Cruz, Argentina	Production	Ag, Au	1.5% NSR
New Luika Gold Mine	Shanta Gold	Tanzania	Production	Au	15% Ag Stream
Endeavor Mine	CBH Resources	NSW, Australia	Care & Maintenance	Zn, Pb, Ag	100% Ag Stream

COSE & Joaquin Royalties

Metalla received its first royalty payments on Cap-Oeste Sur East ("COSE") and Joaquin for production in fiscal 2020. Revenue totaled $90,273 and was related to mainly development ore shipped to the Manantial Espejo plant. Both mines were scheduled to ramp up to commercial production during the first two calendar quarters of 2020 but have been delayed due to COVID-19 mandatory shut down of operations by the Argentina government.

On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. Although mining production is now permitted again, Pan American Silver Corp. ("Pan American") has kept the operations running at a reduced rate for the first half of the calendar year 2020. The impact of these suspensions on mining production levels and resulting cash flow to Metalla is difficult to predict.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Pan American later reported by news release on August 5, 2020, operations at Pan American's COSE & Joaquin mine resumed on May 4, 2020, with high-grade ore being stockpiled on-site. Pan American expects to begin hauling mined ores from COSE and Joaquin to the processing plant in the third quarter of 2020.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

Shanta Gold Limited ("Shanta") disclosed in their news release on January 16, 2020 that their annual production for 2019 totaled 84.5 thousand oz. of gold, ahead of their guidance of 80-84 thousand oz. for the year at the New Luika Gold Mine ("NLGM") located in Tanzania. Shanta also announced that it added 135 thousand oz. of gold reserves to the current mine plan during the year, net of depletion.

For 2020, Shanta has disclosed guidance of 80-85 thousand Au oz. and a 65% increase in its exploration budget to US$5 million over 2019. Shanta has reported its first net cash position in its 2020 second quarter financial statement, completing a period of deleveraging.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Mine Silver Stream

After decades of successful operation, the operator of the Endeavor Mine, located in Cobar, Australia, CBH Resources Limited ("CBH") suspended mining operations at the Endeavor Mine in December 2019 and placed it into care and maintenance. The current focus for a potential future resumption of mining is the recent discovery of the Deep Zinc Lode at depth and a potential open pit scenario that was originally outlined in a historic study completed in 2007.

Metalla has the right to buy 100% of the silver production up to 20 million ounces (12.6 million ounces remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of US$7.00 per oz.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT STAGE ASSETS

As at May 31, 2020, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Stage	Metal	Terms
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Development	Au	2.0% NSR(1)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Development	Au	1.0% NSR
FMS (Plenty)	St. Barbara	Halifax, Nova Scotia	Development	Au	3.0% NSR
Garrison Mine	O3 Mining	Kirkland Lake, Ontario	Development	Au	2.0% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Development	Ag, Au	2.0% NSR
Hoyle Pond Ext.	Newmont	Timmins, Ontario	Development	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Development	Au, Ag, Cu	1.0% NSR(2)
Wasamac	Monarch Gold	Val d’Or, Quebec	Development	Au	1.5% NSR
Timmins West Ext.	Pan American	Timmins, Ontario	Development	Au	1.5% NSR(1)
Beaufor Mine	Monarch Gold	Val d’Or, Quebec	Development	Au	1.0% NSR
San Luis	SSR Mining	Peru	Development	Ag, Au	1.0% NSR
Akasaba West	Agnico Eagle	Val d’Or, Quebec	Development	Au, Cu	2.0% NSR(1)
Aureus East Mine	Aurelius Minerals	Halifax, Nova Scotia	Development	Au	1.0% NSR
Zaruma	Titan Minerals	Ecuador	Development	Au	1.5% NSR
NuevaUnión	Newmont and Teck	Chile	Development	Au	2.0% NSR

(1) Subject to partial buy-back and/or exemption

(2) Option to acquire the underlying and/or additional royalty

Santa Gertrudis

The Santa Gertrudis gold property of Agnico Eagle Mines Limited ("Agnico") is located approximately 180 kilometres north of Hermosillo in Sonora, Mexico. During the first half of 2020, Agnico continued their US$10.4 Million drill program at Santa Gertrudis with a focus on expanding and testing new targets. In a press release dated July 29, 2020, Agnico announced further expansion of the Amelia deposit, effectively expanding the potential high-grade resource base, and the extension of oxide mineralization at both the Trinidad Trend and Toro Zone. At Amelia, drilling intersected high-grade gold structures below the current underground resource including 6.1 g/t gold and 122 g/t silver over 6.3 metres and 1.9 g/t gold and 5 g/t silver over 10.2 metres. At Espiritu Santo drilling continued to intersect high-grade gold and silver mineralization with notable intercepts of 1.5 g/t gold and 2 g/t silver over 3.7 metres and 2.7 g/t gold and 321 g/t silver (uncapped silver value of 1,101 g/t) over 3.3 metres. Drilling at the El Toro trend tested targets in the upper oxide portions of historical opens pits which will be amenable to heap-leach processing, intersecting 1 g/t gold and 1 g/t silver over 21.3 metres and 2.8 g/t gold and 2 g/t silver over 9.5 metres.

In a press release dated April 30, 2020, Agnico announced it had intersected high-grade gold at Amelia demonstrating the deposit remains open along strike and depth with hole 308 intersecting five high-grade structural commonly found at the bottom of the resource: 3.7 g/t gold over 6 metres, 3.3 g/t gold over 13 metres and 5.3 g/t gold over 10 metres. Beneath the underground resource, three step-out holes intersected high-grade gold of 3.1 g/t over 3.5 metres, 2.8 g/t over 22.5 metres and 3.5g/t over 4 metres, demonstrating the possibility to expand the resource base. At the Espiritu Santo deposit, drilling demonstrated that shallow gold and silver mineralization continues to the south west of the deposit with high grade intercepts such as 3.7 g/t gold and 424 g/t silver over 3 metres and 3.5 g/t gold and 7 g/t silver over 11.5 metres.

On February 13, 2020, Agnico released an updated resource estimate at Santa Gertrudis with its first indicated resource of 104,000 ounces (5.1 million tonnes at 0.64 g/t gold) and an inferred resource of 1.2 million ounces (22.1 million tonnes at 1.64 g/t gold). The resource estimate did not encompass its post-Q4 2019 drilling that extended mineralization along strike, depth and the new discovery at Espiritu Santo.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Through the success of drilling in 2019, Agnico declared an initial inferred resource estimate of 521,000 ounces of gold at Amelia. Agnico expects the year resource estimate for Amelia to increase substantially and to declare the initial resource estimate of Espiritu Santo by year-end 2020.

Agnico's disclosure on its website states that it believes the Santa Gertrudis project has the potential to be a similar size operation to La India which produced over 82Koz of gold in 2019 and is currently evaluating plans to incorporate a heap leach operation for the low-grade ore and a mill for the high-grade underground ore.

Metalla holds a 2.0% NSR on the Santa Gertrudis property.

Fifteen Mile Stream

Fifteen Mile Stream (FMS) is part of St. Barbara Limited's Atlantic Gold Operation and is anticipated to be developed to provide ore to the 2.0 million tonne per year processing facility currently operated by St. Barbara. St. Barbara disclosed in their news release on July 29, 2020, that the Federal Environmental Impact Statement was being revised based on comments received. First Nations consultations and scientific studies are progressing well with another submission anticipated in September 2020. Updates to the reserves and resources are expected on August 24, 2020.

St. Barbara disclosed in their news release on January 22, 2020, they continue to have exploration success at FMS as it continues to enlarge the planned reserve pits and delineate potential satellite pits along trend. At Seloam Brook, 700 metres west of the Plenty deposit, significant mineralization was intercepted suggesting the potential to be a pit extension of the main Fifteen Mile Stream proposed pits. Notable near surface highlights include 1.19 g/t over 6 metres and 2.85 g/t over 3 metres. At the main Hudson and Egerton MacLean zones, shallow high-grade mineralization has been discovered that will aid in connecting the Egerton and Hudson pits. The best result was 3.21 g/t at 6 metres. West of Egerton, St. Barbara intercepted lateral continuity of shallow mineralization 100 metres west of the current resource with a 1.98 g/t over 7 metres. East of Egerton-MacLean and west of 149, the gap continues to be shortened as mineralization was intercepted at 6.84 g/t over 1 metre. At the 149 deposit, drilling continued to confirm the potential for 149 to be a satellite pit for Fifteen Mile Stream. Extensional drilling 60 metres to the east intercepted 0.86 g/t over 56 metres and 1.03 g/t over 16 metres near surface. Drilling to the south of identified a disseminated halo of mineralization extending over 230 metres of strike length with notable hits of 1.41 g/t over 6 metres and 1.39 g/t over 11 metres. 400 metres east of the 149 Deposit, initial results suggest that mineralization may extend into a new zone called 149 extension intercepting 1.31 g/t over 22 metres.

Metalla holds a 1% NSR on the Hudson, Egerton-Maclean, 149 and the majority of the Plenty deposit and a 3% NSR on the remainder of Plenty and Seloam Brook.

El Realito

El Realito is part of Agnico's La India mine project, which is located approximately 200 km east of Hermosillo in Sonora, Mexico. On July 29, 2020, Agnico reported that drilling success at the nearby sulphide target Chipriona warranted a study on processing sulphides originating from Chipriona and beneath other oxide mineral resources within the La India property including El Realito. Drilling in the other half will be focused on investigating gold-sulphide mineralization below the oxide mineral resources at La India.

Agnico reported on July 31, 2020, that on April 2, 2020, the Government of Mexico mandated that all non-essential businesses, including mining and exploration, suspend operations (the "Decree").  Pursuant to the Decree, mining and exploration activities at Agnico's Mexican operations and exploration sites (Pinos Altos, Creston Mascota, La India and Santa Gertrudis) ramped down.  Given the ore stacked on the leach pads in previous months, residual leaching continued at Creston Mascota and La India during the suspension period.  On May 14, 2020, the Government of Mexico designated mining as an essential activity and permitted the full restart of mining and exploration activities.  Agnico's mining operations in Mexico resumed some pre-production activities on May 18, 2020 with employees being gradually reintegrated.  Operations resumed fully on June 1, 2020.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Agnico reported on February 13, 2020 ongoing drilling success at its El Realito project located adjacent to its operating La India Mine in Sonora, Mexico. The success has resulted in a new probable reserve estimate of 106,000 ounces of gold and 485,000 ounces of silver (4.7 million tonnes at 0.71 g/t gold and 3.24 g/t silver). In addition to the aforementioned reserves, El Realito currently has a measured resource of 21,000 ounces of gold and 149,000 ounces of silver (1.2 million tonnes at 0.55 g/t gold and 3.89 g/t silver), indicated resource of 17,000 ounces of gold and 83,000 ounces of silver (0.7 million tonnes at 0.71 g/t gold and 3.48 g/t silver and an inferred resource of 4,000 ounces of gold and 24,000 ounces of silver (0.3 million tonnes at 0.47 g/t gold and 2.64 g/t silver).

Agnico has budgeted US$3.3 million for 17,000 metres of drilling at La India for 2020.

Metalla holds a 2.0% NSR on the El Realito property.

Hoyle Pond Extension

Metalla owns a 2.0% NSR royalty payable by Newmont on the Hoyle Pond Extension, located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. gold exemption on the leased mining rights. As of the end of 2019, approximately 3,560 ounces of gold were produced from Metalla's royalty claims and total reserves of 82,650 tonnes of 12.5 g/t for 33,252 ounces of gold and measured resources of 203,028 tonnes at 14.8 g/t for 96,382 ounces of gold. Drilling is expected to continue in 2020 with a budget of 20,000 metres on the extension.

Wasamac

On May 14, 2020, Monarch Gold Corporation ("Monarch") entered into a memorandum of understanding ('MOU") with Glencore PLC in connection with the potential use of the Kidd concentrator in Timmins for the treatment of ore to be mined from the Wasamac Gold property. As a result of the MOU, Monarch awarded the concentrator study contract to Ausenco on June 22, 2020. Subsequently, Monarch entered into an MOU with Ontario Northland Railway for the transport of ore from Wasamac to the Kidd concentrator on July 9, 2020.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for $7.5 million.

Beaufor Mine

Monarch has outlined their intentions to re-start underground operations at the Beaufor mine in Val-d'Or, Quebec within 12-18 months. Concurrently, Monarch will begin a drilling program to focus expanding resource blocks with a focus on high-grade zones. On May 7, 2020, Caisse de depot et placement du Quebec invested $5 million into the project to support the potential re-opening of the mine.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100,000 ounces of gold from the property.

San Luis

On February 20, 2020, SSR Mining Inc. ("SSR") declared that they plan to initiate a detailed mapping program in 2020 at the San Luis project located in Peru. The mapping program will focus on the land near the mineral resources on the project to potentially expand the mineral resource on the project.

Metalla holds a 1% NSR on the San Luis project.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Aureus East

On July 17, 2020, Aurelius Minerals Inc. announced the closing of their $4.4 million equity financing. The proceeds of the financing will be used to define resources, refine into reserves and reengineer a mine plan for the Aureus mine. On August 5, 2020, Aurelius announced the discovery of 2,700 metres of unsampled drill core from the Aureus East and Aureus West projects following historical drill programs completed by the previous operator.

Metalla holds a 1.0% NSR on the Aureus East mine

Zaruma

Titan Minerals Ltd. ("Titan") announced by news release on January 14, 2020, they have been successful in their offer to purchase all of the issued and outstanding common shares of Core Gold, the owner of the Zaruma mine in Ecuador. On May 25, 2020, Titan stated publicly that they plan on a potential sale of Zaruma and are evaluating options in calendar year 2020.

Metalla holds a 1.5% NSR on the Zaruma mine.

NuevaUnión

Shortly after announcing our acquisition of a gold royalty on NuevaUnión by press release on February 18, 2020, Newmont and Teck, who jointly operate the project, filed an environmental impact statement for the project with the Chilean authorities. The filing involves a planned expenditure of US$152 million for drilling and other work intended to form the basis for development of a mining plan.

Metalla holds a 2.0% gold NSR on a portion of the NuevaUnión project.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

EXPLORATION STAGE ASSETS

As at May 31, 2020, the Company owned a large portfolio of exploration stage assets including:

Property	Operator	Location	Stage	Metal	Terms
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Exploration	Au	2.0% NSR
Grenfell	Pelangio Exp.	Kirkland Lake, Ontario	Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR(1)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Exploration	Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Exploration	Au	1.5% NSR
Bint Property	Glencore	Timmins, Ontario	Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Timmins, Ontario	Exploration	Au	2.0% NSR
Montclerg	IEP	Timmins, Ontario	Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Timmins, Ontario	Exploration	Au	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Exploration	Au, Ag	0.4% NSR
TVZ Zone	Newmont	Timmins, Ontario	Exploration	Au	2.0% NSR
Tower Mountain	Private	Thunder Bay, Ontario	Exploration	Au	2.0% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Exploration	Au	1.0% NSR
Edwards Mine	Trillium Mining	Wawa, Ontario	Exploration	Au	1.25% NSR
Big Island	Copper Reef	Flin Flon, Manitoba	Exploration	Au	2.0% NSR
Camflo Northwest	Monarch Gold	Val d’Or, Quebec	Exploration	Au	1.0% NSR
DNA	Detour Gold	Cochrane, Canada	Exploration	Au	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Exploration	Au	1.0% NSR
Anglo/Zeke	Nevada Gold Mine	Nevada, USA	Exploration	Au	0.5% GOR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Exploration	Au	1.5% GOR
Orion	Minera Frisco	Nayarit, Mexico	Exploration	Au, Ag	2.75% NSR(3)
Biricu	Minaurum Gold	Guerrero, Mexico	Exploration	Au, Ag	2.0% NSR
Pucarana	Buenaventura	Peru	Exploration	Au, Ag	1.8% NSR(1)
Capricho	Pucara	Peru	Exploration	Au, Ag	1.0% NSR
Lourdes	Pucara	Peru	Exploration	Au	1.0% NSR
Santo Tomas	Pucara	Peru	Exploration	Au	1.0% NSR
Guadalupe/Pararin	Pucara	Peru	Exploration	Au	1.0% NSR
Puchildiza	Metalla	Chile	Exploration	Au	1.5% NSR(2)
Los Patos	Private	Venezuela	Exploration	Au	1.5% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Option available

(3) Subject to closing conditions

Below are updates during the year ended May 31, 2020 to certain of our exploration assets:

Anglo/Zeke

In Q1 2020, Nevada Gold Mines completed a step out drill program east of the Goldrush deposit in Nevada to build a geological framework critical to identifying concealed targets. In Q2 2020, it was reported that all three step-out holes intersected anomalous Carlin-type geochemistry. One hole returned 4 metres at 1.2 g/t Au in a structural zone above favorable host rock, Barrick, the operator of the Nevada Gold Mines joint venture, has stated this hole warrants follow-up drilling down dip where geologic interpretation suggests it could cut more favorable reactive carbonate rocks. Other observations from drilling include overthickened sections of favorable carbonate host rocks and metasomatism which is an important marker as the best deposits in the Cortez camp are found near metasomatic fronts.

Metalla holds a 0.5% royalty on the Anglo-Zeke claim block.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Red Hill

NuLegacy has continued to progress in the expansion of its plan of operation required to effectively drill the Rift Anticline target at its Red Hill project. NuLegacy has completed a preliminary structural model for the Rift Anticline by utilizing recent drill hole data and geophysical surveying completed over the Rift Anticline. Hole WS19-02 on the eastern flank of the Rift Anticline returned a high-grade interval grading 9.6 grams/ton gold over 5.2 meters. NuLegacy plans to drill three to five deep holes in the most developed northern targets in the Rift Anticline in fall 2020 and a further 11-13 holes are planned in the spring of 2021.

In May of 2020, NuLegacy announced the appointment of Dr. Quinton Hennigh as an advisor to the company and subsequently arranged a private placement of $5.625 to carry out an expanded exploration program on the Rift Anticline of 14-16 planned core holes.

Metalla holds a 1.5% royalty on the Red Hill project.

Goodfish-Kirana

Warrior Gold Inc. ("Warrior") advises that it continues to intersect high-grade gold at the "A" Zone, Goodfish-Kirana property in Kirkland Lake, Ontario. Mineralization in the main zone has been extended by 100 m to the east and 50 m to the west for a total strike length of 300 m and vertical depth of 225 m. Notable intercepts in the drill program include 11.52 g/t gold over 3 metres and 11.25 g/t gold over 1.5 m in the newly discovered south footwall of "A" zone which appears to be a subparallel zone to the main zone 50 metres to the south.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On March 10, 2020, Pucara Resources Corporation ("Pucara") outlined their intentions to merge with Magnitude Mining Ltd. Concurrently, Pucara will raise gross proceeds of $3.5 million upon listing on the TSX-V. Proceeds of the raise will be used on exploration activities on the Lourdes property in Ayacucho, Peru. Field work has outlined four potential targets on the property associated with Au-Cu-Mo anomalies, a two-phase drill program testing nine drill targets has been recommended.

Metalla holds a 1% NSR on the Lourdes property.

Camflo

On June 18, 2020, Monarch disclosed they began undertaking a vast, detailed compilation and 3D modelling program on its Camflo property. Historically, 1.65 million ounces of gold was mined from the mine by Camflo Mines and later Barrick Gold. More modern 3D modelling and exploration techniques will be employed to generate targets for exploration on the property.

Metalla holds a 1.0% NSR on the Camflo mine.

Big Island

On April 20, 2020, Copper Reef Mining reported high grade infill results at their Big Island property testing the Tara Massive Sulphide Zone. The significant intercept of the drill program at Big Island returned 15.28 metres at 21.1% zinc, 0.99% copper, 142.4 g/t silver and 5.45 g/t gold. On July 20, 2020, Copper Reef Mining raised $1.23 million through a private placement to fund exploration at its properties.

Metalla holds a 2.0% NSR on the Big Island property.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Grenfell

On March 1, 2020, Pelangio Exploration announced in their news release high-grade drill results at their Grenfell property, located near Kirkland Lake Gold's Macassa Mine, Ontario. Notable intercepts include 1.32 g/t gold over 26 meters including 314 g/t gold over 1.74 meters and 2.5 g/t gold over 26 meters. A summer 2020 exploration plan is planned to further evaluate the discovery and new targets in the area once a creek crossing permit is granted.

Metalla holds a 0.25% royalty on the Grenfell property.

Production and Sales from Royalties and Streams

The following table summarizes the Company's attributable silver ounces produced and sold for the three months ended May 31, 2020 ("Q4 2020") and 2019 ("Q4 2019"), and the years ended May 31, 2020 ("FYE 2020") and 2019 ("FYE 2019"), respectively:

	Q4 2020	Q4 2019	FYE 2020	FYE 2019
Attributable silver oz. from prior period	-	77,272	59,515	90,476
Production and adjustments during the period
Endeavor Silver Stream(3)	-	29,681	98,015	383,325
NLGM(1)	4,389	4,389	17,556	17,558
Other	501	-	3,538	-
Total attributable silver oz. produced	4,890	111,342	178,624	491,359
Total attributable silver oz. sold	(4,890)	(51,827)	(178,624)	(431,844)
Remaining attributable silver oz.(2)	-	59,515	-	59,515

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.

(3) Includes final adjustments on production of prior periods.

Material Properties Update

During the year ended May 31, 2020, the Endeavor Mine has gone on care and maintenance and did not have any further new shipments during the fourth quarter of the 2020 fiscal year. Accordingly, the Company's revenues for the fourth quarter included minimal revenue from the final settlement on concentrate shipment delivered previously during the third quarter of the 2020 fiscal year. As such, the stream interest in the Endeavor Mine is no longer a material mineral property for the Company. NLGM production remains consistent, and the Company's primary revenue sources are expected to transition in the 2021 fiscal year as Joaquin and COSE move toward commercial production and the addition of the subsequently acquired royalty on the producing Wharf mine.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

CORPORATE UPDATE

Effective January 16, 2020, the Company has appointed Mr. Terry Krepiakevich to the board of directors as an independent director. Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies, including as Chair of the Audit Committee for Alexco Resource Corp., a TSX-listed and NYSE American-listed mineral resources company since July 2009, and a director of Kaizen Discovery Resource Corp.

OUTLOOK

Primary revenue sources for the second half of calendar 2020 are expected to be Wharf (acquired subsequent to fiscal year end), Joaquin, COSE, and NLGM. Joaquin and COSE are expected to move toward commercial production with operations resuming in the third quarter of 2020. The Endeavor Mine, which was placed on care and maintenance in January 2020 has received all final settlements on delivered concentrate. The Company is no longer providing reliable guidance for fiscal 2021 due to the spread of the COVID-19 pandemic and its effect on global mining production levels during calendar year 2020.

SELECTED ANNUAL INFORMATION

The following table provides selected financial information for the three most recently completed financial years:

	Year ended May 31,
	2020	2019	2018
Revenue from royalty and stream interests	$3,611,101	$7,852,661	$7,368,331
Gross profit	1,318,854	2,437,772	745,732
Net loss	5,767,860	2,443,489	2,561,756
Loss per share - basic and diluted	0.17	0.10	0.16
Total assets	69,780,677	63,724,052	24,641,614
Total non-current liabilities	5,255,745	145,221	8,849,987
Dividends declared per share	0. 048	0.071	0.004

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to May 31, 2020:

	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Revenue from royalty and stream interests	$49,047	$1,264,175	$2,137,581	$160,298
Net loss	1,416,936	2,081,232	1,054,540	1,215,152
Dividends declared and paid	413,079	407,423	403,946	399,094
Loss per share - basic and diluted	0.04	0.06	0.03	0.04
Weighted average shares outstanding – basic	34,496,399	34,033,219	33,699,105	33,322,501

	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue from royalty and stream interests	$887,214	$1,442,006	$1,623,140	$3,900,301
Net loss	1,188,405	446,105	496,948	312,031
Dividends declared and paid	565,602	492,648	401,314	354,174
Loss per share - basic and diluted	0.04	0.02	0.02	0.02
Weighted average shares outstanding – basic	31,856,771	27,982,205	23,174,721	19,827,849

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

A summary of material changes impacting the Company's quarterly results are discussed below:

  For Q4 2020, revenue decreased compared to Q3 2020, due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable silver oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For Q3 2020, revenue decreased compared to Q2 2020, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
  For Q2 2020, revenue increased significantly compared to Q1 2020 and Q4 2019 as delivery delays encountered at the smelter at Endeavour Mine in Q1 2020 and Q4 2019 were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at Endeavour Mine contributed directly to the decrease in revenue in Q1 2020 and Q4 2019 compared to prior periods.

RESULTS OF OPERATIONS

Three Months Ended May 31, 2020

The Company's net loss totaled $1.4 million for Q4 2020 compared with a net loss of $1.2 million for Q4 2019.

Significant items impacting the change in net loss included the following:

  a decrease in revenue from royalties and streams from $0.9 million in Q4 2019 to $0.1 million in Q4 2020, this decrease was driven by the suspension of operations at the Endeavor mine and a slower than expected startup at Joaquin and COSE due to COVID-19 related restrictions;
  an increase in general and administrative expenses from $1.1 million in Q4 2019 to $1.7 million in Q4 2020, this increase was driven by an increased transaction activity at the Company as it continues to expand its portfolio of royalty and streams, and other direct and indirect incremental costs associated with the NYSE listing;
  an increase in share-based payments from $0.2 million in Q4 2019 to $0.3 million in Q4 2020, this increase was related to the vesting of previously granted restricted share units ("RSUs") and stock options; and
  an increase in deferred income tax recovery from $0.2 million in Q4 2019 to $0.8 million in Q4 2020, this increase was related primarily to the recognition of the taxable temporary difference from the equity portion of the convertible loan.

Year Ended May 31, 2020

The Company's net loss totaled $5.8 million for the FYE 2020 compared with a net loss of $2.4 million FYE 2019.

Signification items impacting the increase in net loss include the following:

  a decrease in revenue from royalties and streams from $7.9 million in FYE 2019 to $3.6 million in FYE 2020, and a decrease in gross profit from $2.4 million in FYE 2019 to $1.3 million in FYE 2020, these decreases were due to a decrease in attributable silver oz. sold which was 431,844 oz. in FYE 2019 compared with 178,624 in FYE 2020;
  an increase in general and administrative expenses from $2.8 million in FYE 2019 to $4.3 million in FYE 2020, this increase was driven primarily by the Company's listing of its common shares on the NYSE American, LLC and increased transaction activity at the Company as it continues to expand its portfolio of royalties and streams;
  an increase in share-based payments from $1.1 million in FYE 2019 to $2.0 million in FYE 2020, this increase was related to the vesting of previously granted RSUs and stock options;
  an increase in interest expense from $0.5 million in FYE 2019 to $0.9 million in FYE 2020, this increase was related to the higher debt levels in FYE 2020 as compared to FYE 2019 and higher interest rates being incurred on that debt; and
  an increase in finance charges from $Nil in FYE 2019 to $0.4 million in FYE 2020, this increase was related to the standby charge on the undrawn portion and other associated costs on the convertible loan facility entered into in March 2019.
Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company's cash balance as at May 31, 2020 was $4.7 million (2019 - $4.6 million) and its working capital was $3.4 million (2019 - $0.9 million). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan for the foreseeable future. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, enter into debt agreements, sell assets, or return capital to shareholders.

During the year ended May 31, 2020, cash increased by $0.1 million. The increase was due to net cash provided by financing activities of $6.1 million, partially offset by net cash used in operating and investing activities of $1.6 million and $4.5 million, respectively. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Debt

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of $12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of $7.0 million, with the remaining $5.0 million available for subsequent advances in minimum tranches of $1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of $5.56 per share.

In August 2019, the Company drew down the initial advance of $7.0 million of which $4.2 million was allocated to the liability portion and the residual value of $2.8 million was allocated to the conversion feature. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years. For the year ended May 31, 2020, the Company recorded $0.8 million in interest expense, and $0.4 million in standby charges and associated costs related to the convertible loan facility.

In July 2020, the Company announced it had entered into an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment the following items of the Loan Facility were amended:

  Beedie has agreed to convert $6.0 million of the $7.0 million drawn down on the Loan Facility in 2019 at a conversion price of $5.56 per share (the "Conversion"), in accordance with the conversion rights in accordance with the Loan Facility.  The remaining $1.0 million will be subject to conversion in accordance with the Loan Amendment;
  the remaining undrawn $5.0 million available from the Loan Facility will be drawn by the Company concurrent with the Conversion and the conversion price for this drawn $5.0 million will be repriced from $5.56 to $9.90 per share;
  the Loan Facility will be increased by an aggregate $20.0 million.  All future advances from the additional $20.0 million will have a minimum amount of $2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance;
  if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices;
  the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5% (previously 2.5%), the interest rate on all drawn funds will remain unchanged at 8.0%;
  the maturity date remains unchanged with principal payment due April 21, 2023.
Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

The Loan Amendment was completed on August 6, 2020, and on that date Beedie converted $6.0 million into 1,079,136 common shares of the Company and the Company drew down $5.0 million available from the Loan Facility.  Following this conversion and draw down, the Company has $6.0 million outstanding under the Loan Facility and has $20.0 million available under the Loan Facility.

Cash Flows from Operating Activities

During the year ended May 31, 2020, cash used in operating activities was $1.6 million and was primarily the result of a net loss of $5.8 million, partially offset by $4.0 million for items not affecting cash, and by $0.2 million in non-cash working capital items.  During the year ended May 31, 2019, net cash generated in operating activities was $2.3 million and was primarily as a result of a net loss of $2.4 million, offset by $4.0 million for items not affecting cash and $0.7 million in non-cash working capital items.

Cash Flows from Investing activities

During the year ended May 31, 2020, cash used in the Company's investing activities was $4.5 million and was primarily related to the acquisition of royalties and streams. During the year ended May 31, 2019, cash used in the Company's investing activities was $13.0 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing activities

During the year ended May 31, 2020, cash provided by the Company's financing activities was $6.1 million, which was primarily comprised of the drawdown of $7.0 million from the Loan Facility, $4.4 million from the exercise of share purchase warrants and stock options, partially offset by $2.7 million of principal loan repayments, $1.6 million of dividend payments, $0.4 million of finance charges, and $0.6 million of interest payments. During the year ended May 31, 2019, cash provided by the Company's financing activities was $10.5 million, which was primarily comprised of private placements of $6.4 million, $5.3 million from the exercise of share purchase warrants and stock options, loan drawdowns of $2.6 million, partially offset by $1.6 million of principal loan repayments, $1.8 million of dividend payments, and $0.4 million of interest payments.

Dividends

The Company's dividend policy is to pay out a target rate of 50% of the operating cash flow of the Company. While the Company has paid monthly dividends to holders of its common shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends for the months of June through August 2020 and has not, as of the date of this MD&A, approved any additional payments of dividends. Going forward, the board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during its financial year.

Requirement of additional financing

Management believes that the Company's current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the year ended May 31, 2020, the Company's key management compensation was as follows:

	Salary	Share- based
Year ended May 31, 2020	or fees	Payments	Total
Management(1)	$977,284	$484,557	$1,461,841
Directors	171,137	1,208,270	1,379,407
	$1,148,421	$1,692,827	$2,841,248

(1)The services of the Chief Financial Officer ("CFO") of the Company are provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount is the cost of the CFO which is not billed separately. For the year ended May 31, 2020, the Company was billed $174,000 by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.

As at May 31, 2020, the Company had $0.6 million (2019 - $0.4 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

As at May 31, 2020, the Company had the following contractual obligations:

	Less than	1 to	4 to	Over
	1 year	3 years	5 years	5 years	Total
Trade and other payables	$1,514,281	$-	$-	$-	$1,514,281
Loans payable principal and interest payments	685,000	8,294,932	-	-	8,979,932
Payments related to acquisitions of royalties and streams	335,045	-	-	-	335,045
Other	2,834	-	-	-	2,834
	$2,537,160	$8,294,932	$-	$-	$10,832,092

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4 of the Company's consolidated financial statements for the year ended May 31, 2020.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of May 31, 2020.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	May 31	May 31
	2020	2019
Financial assets
Amortized cost:
Cash	$4,695,653	$4,603,062
Other receivables	51,099	-
Fair value through profit or loss:
Royalty and stream receivables	-	129,960
Marketable securities	36,000	-
	$4,782,752	$4,733,022

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,635,627	$1,126,982
Loans payable	4,595,440	2,798,975
	$6,231,067	$3,925,957

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified with Level 1 of the fair value hierarchy. Royalty, stream receivable (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7 in the Company's consolidated financial statements for the year ended May 31, 2020. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, and the United States and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at May 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of less than $0.1 million in the Company's pre-tax income or loss.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

		Q4 2020		Q4 2019		FYE 2020		FYE 2019
Cost of sales, excluding Depletion		$34,923		355,050		$1,380,820		$2,998,947
Cost of sales for NLGM(1)		3,961		9,430		35,382		34,085
Adjust for:
Refining charge		-		49,097		158,255		549,521
Total cash cost of sales		38,884		413,577		1,574,457		3,582,553
Total attributable silver oz. sold(2)		4,890		51,827		178,624		431,844
Average cash cost of silver per attributable oz .		$7. 95		$7.98		$8. 81		$8.30
Average cash cost of silver per attributable oz . (3)	US$	5. 69	US$	US$ 5.86	US$	6. 58	US$	6.27

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period.

(3) Canadian dollar amounts were translated to US dollars using the average exchange rates for the relevant period.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company's sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

		Q4 2020		Q4 2019		FYE 2020		FYE 2019
Sales from stream interests		$22,976		$887,214		$3,520,828		$7,852,661
Royalty revenue		26,071		-		90,273		-
Revenue from NLGM(1)		39,730		94,301		353,814		340,850
Adjust for:
Refining charge		-		49,754		158,255		549,521
Sales from stream and royalty interests		88,777		1,031,269		4,123,170		8,743,032
Total attributable silver oz. sold		4,890		51,827		178,624		431,844
Average realized silver price per attributable oz .		$18. 15		$19.90		$23. 08		$20.25
Average realized silver price per attributable oz . (3)	US$	12. 98	US$	15.22	US$	17. 24	US$	15.33

Operating cash margin per attributable oz (2)		$10. 20		$11.92		$14. 27		$11.95
Operating cash margin per attributable oz (3)	US$	7. 29	US$	9.36	US$	10. 66	US	$ 9.06

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin is calculated based on average realized price and average cash cost.

(3) Canadian dollar amounts were translated to US dollars using the average exchange rates for the relevant period.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q4 2020	Q4 2019	FYE 2020	FYE 2019
Net loss	$(1,416,936)	$(1,188,405)	$(5,767,860)	$(2,443,489)
Adjusted for:
Interest expense	267,672	178,708	914,258	489,458
Finance charges	31,507	-	436,137	-
Income tax provision	(806,293)	(244,457)	(364,861)	356,431
Depletion and amortization	61,082	278,914	933,735	2,415,942
Foreign exchange (gain) loss	(76,906)	13,522	(112,880)	194,792
Share-based payments(1)	262,767	228,411	2,040,749	1,084,471
Adjusted EB ITDA	$(1,677,107)	$(733,307)	$(1,920,722)	$2,097,605

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2020, the Company:

  acquired a net 1.0% NSR royalty on the operating Wharf mine from third parties for total consideration of US$1.0 million in cash and 899,201 common shares.  Wharf is owned by Coeur Mining Inc.;
  entered into an agreement with NuEnergy Gas Limited to acquire an existing 2.5% NSR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s operating Fosterville mine for a total consideration of AUD$2.0 million in cash and 467,730 common shares. The transaction is expected to close in October 2020;
  completed a secondary public offering of 3,910,000 common shares of the Company previously held by Coeur, at a price of US$5.30 per common share for gross proceeds of US$20.7 million.  The net proceeds of the Secondary Offering were paid directly to Coeur; and
  completed an amendment to the convertible loan facility with Beedie whereby Beedie will convert $6.0 million of the $7.0 million initial advance, the Company will drawdown the remaining $5.0 million from the original loan facility and Beedie would make an additional $20.0 million available to the Company to fund future acquisitions. Following completion of the amendment, Beedie converted $6.0 million at $5.56 per share for a total of 1,079,136 shares and the Company drew down the remaining $5.0 million with a revised conversion price of $9.90 from the original loan facility.

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Adoption of IFRS 16 Leases

The Company adopted IFRS 16 Leases ("IFRS 16") on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach. The comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4: Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in IFRS 16.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company's consolidated statement of financial position.

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company's analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company's office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company's financial results or disclosures.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the annual consolidated financial statements for the year ended May 31, 2020.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined under the Exchange Act, as at May 31, 2020.  Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at May 31, 2020, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting, and evaluating the effectiveness of the Company's internal control over financial reporting as at each fiscal year end.  Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting as at May 31, 2020.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2020 based on COSO. Based on this assessment, management has concluded that, as of May 31, 2020, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

During the year ended May 31, 2019, the Company had reported that it did not have effective disclosure controls and procedures or internal controls over financial reporting due to the following material weaknesses in internal control over financial reporting: (a) given its size, the Company lacked the resources to enforce appropriate segregation of duties in certain financial processes, including journal entries, revenue and acquisitions of stream and royalty interests; (b) there were not yet appropriate processes and controls in place to review the accounting treatment of significant transactions; and (c) the Company did not yet have key entity level controls, including formal risk management controls or a system of internal controls around financial reporting.  During the year ended May 31, 2020, the Company has implemented a system of internal controls to correct the material weaknesses identified in the previous year.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties.  The primary risk factors affecting the Company are set out below, for a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated May 31, 2020, which is available on www.sedar.com.

COVID-19 pandemic

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold and silver), and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects on which the Company has a royalty, stream or other interest may be impacted. Suspensions of activity, and other effects of the pandemic on the companies with which, or the properties on which the Company holds a royalty, stream or other interest, or any direct impact of the pandemic on the Company's operations, may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities.

Changes in the market price of the commodities

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalty, stream, or non-operating interests. The Company's revenue will be particularly sensitive to changes in the price of gold and silver, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Metalla is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalty, stream, or non-operating interests applicable to one or more relevant commodities. Moreover, broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Gold and silver are produced or will be produced as a by-product metal at some of the assets; therefore, production decisions and the economic cut-off applied to the reporting of gold and silver reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.

Limited or lack of control over operations

The Company is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Metalla to control the operations for the properties in which it has a royalty, stream, or other production-base interest may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

In addition, the owners or operators may take action contrary to Metalla's policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with the Company.

Furthermore, production from the properties in which Metalla holds an interest depends on the efforts of the owners/ operators' employees. There is competition for geologists and persons with mining expertise. The ability of the owners or operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Also, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

The Company may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream, or other production-base interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream, or other production-base interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which the Company holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact the Company. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Metalla may be difficult or impossible to predict.

Construction, development, and/or expansion on underlying properties

Some projects or properties in which the Company holds an royalty, stream, or other production-base interest in are in the permitting, construction, development, and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development, and/or expansion of such projects in accordance with current expectations or at all.

Limited access to data and disclosure

As a royalty/stream holder, the Company has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or other production-base interest. This could result in deviations in cash flow from that which is anticipated by the Company. In addition, some royalty, stream, or non-operating interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to said royalty, stream, or other production-base interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalty, stream, or non-operating interests. The limited access to data and disclosure regarding the operations of the properties in which the Company has an interest, may restrict Metalla's ability to enhance its performance which may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities. Although when creating new royalty or stream agreements, management attempts to obtain these rights, there is no assurance that such efforts will be successful.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Errors in calculations of royalty/stream payments and retroactive adjustments

Metalla's royalty/stream payments are calculated by the operators of the properties on which the Company has royalties/streams based on the reported production. Each owner or operator's calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an owner or operator. Certain royalty/stream agreements require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of royalty/stream payments that it receives. The Company does not, however, have the contractual right to receive production information for all of its royalty, stream, and similar production-based interests. As a result, Metalla's ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company will need to make retroactive royalty/stream revenue adjustments. Some of Metalla's royalty/stream contracts provide the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following the recognition of such royalty/stream revenue and may require the Company to adjust its revenue in later periods.

Financial viability of property owners and operators

The Company is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Company's rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla's ability to collect outstanding royalties/streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit the Metalla's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla's rights may result in a material and adverse effect on the Company's profitability, results of operations, cash flows, and financial condition.

Unfulfilled contractual obligations

Royalty, stream, and similar production-based interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty, stream, and similar production-based interests do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Unknown defects or impairments in the asset portfolio

Unknown defects in or disputes relating to the royalty, stream, and similar production-based interests the Company hold or acquire may prevent management from realizing the anticipated benefits from such royalty, stream, and similar production-based interests, and could have a material adverse effect on Metalla's profitability, results of operations, and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying values of royalty, stream, and similar production-based interests and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream, and similar production-based interests acquired, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to underlying mining property on which Metalla holds or seeks to acquire a royalty, stream, and other production-base interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty, stream, and similar production-based interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. The Company often does not have the protection of security interests over property that we could liquidate to recover all or part of Metalla's investment in a royalty, stream, and other production-base interest. Even if the Company retains its royalty, stream, and similar production-based interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Mineral Resource and Mineral Reserve Estimates

Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves contained in this MD&A are estimates only and were obtained from public disclosure in respect of the properties, as applicable. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Potential litigation involving underlying properties

Potential litigation may arise on a property on which the Company holds or has a royalty, stream, or other production-base interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty/stream holder, the Company will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Dependence on key personnel

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Metalla are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition and development of royalties/streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Metalla's success and there can be no assurance of such success. If the Company is not successful in attracting and retaining qualified personnel, Metalla's ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations, and financial condition. The Company does not intend to maintain "key man" insurance for any members of its management.

Relations with employees

Production at mines or projects in which Metalla holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Metalla holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme or labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company's relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Conflict of interest

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in precious metals royalty and streaming business, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Metalla for the acquisition of royalty, stream, or non-operating interests. Such conflicts of the directors and officers may result in a material and adverse effect on Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

New acquisitions or other material royalty or streaming transactions

The Company is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of securities by the Company or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, the Company may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Uncertainty of dividends on its common shares

Payment of dividends on the Metalla common shares is within the discretion of the Company's Board of Directors and will depend upon Metalla's future earnings, cash flows, acquisition capital requirements, financial condition, and other relevant factors. Although the Company has in the past paid dividends, the Company has currently suspended the payment of dividends as a result of the COVID-19 pandemic. There can be no assurance that the Company will in the future declare or pay dividends.

Future financing and dilution to existing shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Metalla's funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla's profitability, results of operations, and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity. To the extent additional securities are issued, Metalla's existing securityholders could be diluted and some or all of Metalla's financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla's ability to raise capital through the sale of additional equity securities in the future.

Changes in tax legislation or accounting rules

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Cayman Islands, Guernsey, or any of the countries in which Metalla's assets or relevant contracting parties are located could result in some or all of Metalla's profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Metalla's profits being subject to additional taxation or which could otherwise have a material adverse effect on Metalla's profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalty, stream, or non-operating interests by the Company less attractive to counterparties. Such changes could adversely affect Metalla's ability to acquire new assets or make future investments.

Corporate governance and public disclosure regulations

The Company is subject to changing laws and changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations, including the Canadian Securities Administrators, SEC, the TSX-V, and the IASB. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, legislation has been enacted that will require the Company to disclose on an annual basis certain payments made by Metalla, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Metalla's efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Foreign currency

The Company's certain royalty, stream, and similar production-based interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company's profitability, results of operations and financial condition. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against such foreign currencies may have a material and adverse effect on Metalla's profitability, results of operations, cash flows, and financial condition.

Foreign jurisdictions and political risks

Many of the Company's royalty, stream, and similar production-based interests relate to properties outside of the Canada, including in Africa and Latin America. In addition, future investments may expose the Company to new jurisdictions. The ownership, development, and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Company holds royalty, stream, and similar production-based interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The Company applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk adjusted basis. There can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalty, stream, and similar production-based interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Metalla's profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Metalla has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Metalla holds a royalty, stream or other production-base interest. In certain areas where Metalla holds a royalty, stream or other production-base interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Metalla and the owners and operators of the properties in which Metalla has an interest and such changes may result in a material and adverse effect on Metalla's profitability, results of operations, financial condition and the trading price of Metalla securities. Additionally, Metalla is indirectly exposed to the risks faced by the owners and operators of the properties in which Metalla holds or will hold royalty, stream or similar production-based interests in foreign jurisdictions. These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Management’s Discussion and Analysis - Page 31

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Continued challenging global financial conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla's ability, or the ability of the operators of the properties in which Metalla holds royalty, stream or similar production-based interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, the Company may be subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to (a) through financial institutions that hold Metalla's cash, (b) through companies that have payables to Metalla, (c) through Metalla's insurance providers, and (d) through Metalla's lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Company. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Metalla's profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities could be adversely impacted.

Management’s Discussion and Analysis - Page 32

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to "mineral resources", "measured mineral resources", or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resources", "indicated mineral resources", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves. "Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 33

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management's expectations regarding Metalla's growth, results of operations, estimated future revenues, carrying value of assets, dividend policy and future payment of dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's operations and overall business, statements regarding the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held, measures taken by the Company, governments or partner operators in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business, risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases including COVID-19; the integration of acquired assets; as well as other factors identified and as described in more detail under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues;  integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis - Page 34

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MAY 31, 2020 (Expressed in Canadian dollars, unless otherwise indicated)

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 35